SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

             HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
______New Territories, Hong Kong________
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is a press release issued by the registrant on November 15, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 30, 2007	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2008 SECOND QUARTER RESULTS
-- Net Sales Up 20.4 Percent for Six-Month Period --

HONG KONG — November 15, 2007 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its second fiscal quarter ended September 30, 2007, reflecting the benefits of its strategy to increase sales by expanding the company’s original equipment manufacturing capabilities and customer base.

Net sales for the 2008 fiscal second quarter climbed 18.4 percent to $8.8 million from $7.4 million a year ago. Net income for the same period was $83,000, or $0.02 per diluted share, compared with net income of $188,000, or $0.05 per diluted share, last year.

Net sales for the first six months of fiscal 2008 increased 20.4 percent to $17.7 million from $14.7 million a year earlier. Net income for the same period was $331,000, or $0.09 per diluted share, compared with $758,000, $0.21 per diluted share, in the first half of fiscal 2007.

“Metal, mechanical and electronic OEM sales for the six months represented approximately $16.8 million, or 94.9 percent of the company’s total net sales, which further underscores the company’s successful transition away from non-core businesses to its original equipment manufacturing operations,” said Roland Kohl, president and chief executive officer.

Gross profit for the quarter increased 12.8 percent to $1.65 million from $1.46 million last year, reflecting the benefits of OEM sales initiatives. Gross profit as a percentage of sales was 18.8 percent compared with 19.7 percent in the same period a year ago, due primarily to manufacturing cost increases - such as labor, transportation and raw materials, which cost increases could not all be passed on to customers.

Selling, general and administrative expenses increased by $353,000 for the fiscal quarter and $704,000 for the current six-month period primarily due to the additional general and administrative expenses related to the new Golden Bright Plastic Manufacturing division that Highway Holdings acquired in September 2006. In addition, the higher general and administration expenses also reflect the initial costs of restructuring and integrating the systems of the Golden Bright Plastics division and new Wuxi Metal division that was established in 2006. Kohl noted that the expenses necessary to restructure certain aspects of both acquired operations were higher than anticipated. “We believe the most difficult tasks are now behind us, and we are optimistic that our investments will produce solid contributions over the long term,” Kohl said.

Highway Holdings Ltd.
2-2-2

Kohl noted the company’s balance sheet remains strong. The total shareholders’ equity at September 30, 2007 was $12.37 million compared with $12.17 million at 2007 fiscal year end. The company’s current ratio was 1.98:1 at September 30, 2007.

Kohl reiterated a previous comment concerning raw material costs, which have continued to increase during the past 18 months -- particularly oil prices throughout China and the inflationary effect on operating costs, such as transportation, labor and electricity. He added that these additional expenses are impacting Highway Holdings, as well as the company’s competitors.

He added that new Chinese governmental rules and regulations, such as the imposition of new customs deposits on imports and for some exported materials and goods, as well as increased enforcement of new and existing labor laws and regulations, have adversely affected the business environment and resulted in higher costs and potential operating liabilities. These governmental actions have recently impacted the operating costs of all companies located in the coastal areas of China. The company has not yet been able to pass all of the cost increases through to all of its customers, but management is working diligently with these customers to address these higher expenses. “While the situation is potentially detrimental, Highway Holdings might benefit from the elimination of less financially strong competitors that are unable to absorb the incremental costs,” Kohl said.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)# # #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2007	2006	2007	2006

Net sales	$8,796	$7,428	$17,728	$14,723
Cost of sales	7,145	5,964	14,261	11,733
Gross profit	1,651	1,464	3,467	2,990
Selling, general and administrative expenses	1,596	1,243	3,134	2,430
Operating income	55	221	333	560

Non-operating items
Interest expenses	(63)	(54)	(122)	(101)
Exchange gain (loss), net	74	(22)	82	226
Interest income	17	35	50	81
Other income	0	8	7	18
Total non-operating income (expenses)	28	(33)	17	224

Net income before income tax	83	188	350	784
Income taxes	0	0	19	26
Net income	$83	$188	$331	$758

Earnings per share - basic	$0.02	$0.05	$0.09	$0.21
Weighted average number of shares - basic	3,785	3,611	3,785	3,611

Earnings per share - diluted	$0.02	$0.05	$0.09	$0.21
Weighted average number of shares - diluted	3,817	3, 611	3,817	3,611

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	September 30,	March 31
	2007	2007
	(Unaudited)
Current assets
Cash and cash equivalents	$3,907	$5,299
Restricted cash	1,350	1,221
Accounts receivable, net of doubtful accounts	5,309	4,742
Inventories	6,857	6,104
Short term investment	318	316
Prepaid expenses and other current assets	1,091	680
Total current assets	18,832	18,362

Property, plant and equipment, net	3,685	3,980
Industrial property rights	61	70
Investment and advance in affiliate	2	2
Total assets	$22,580	$22,414

Current liabilities:
Accounts payable	$4,205	$3,990
Short-term borrowing	2,807	3,097
Current portion of long-term debt	359	478
Accrued mould charges	344	253
Accrual payroll and employee benefits	405	446
Income tax payable	19	0
Other liabilities and accrued expenses	1,356	1,154
Total current liabilities	9,495	9,418

Long-term liabilities:
Long-term debt	544	655
Deferred income taxes	174	174

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	38	38
Additional paid-in capital	11,304	11,304
Retained earnings	1,635	1,439
Accumulated other comprehensive income	(44)	(48)
Subscription receivable	(513)	(513)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	12,367	12,167

Total liabilities and shareholders’ equity	$22,580	$22,414